Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

# Business Report for the 21st Fiscal Year

April 1, 2022 to March 31, 2023

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

# Business Report for the 21st Fiscal Year

(April 1, 2022 to March 31, 2023)

## 1. Matters Regarding the Current Condition of the Company

### (1) Business Progress and Results of the Group

#### Economic and Financial Environment

During fiscal 2022 (fiscal year ended March 31, 2023), the global economy, despite downward pressure from high inflation and monetary policies tightening in Europe, the U.S., and other countries, experienced a moderate recovery. This recovery was driven by the gradual ease of the impact of 2019 novel coronavirus disease (COVID-19) and the normalization of economic activities, and there was growth in consumption of services such as travel, eating and drinking, and capital investment. However, in some regions such as Europe, faced economic slowdown due to soaring energy prices resulting from the situation in Russia and Ukraine and other factors led to a decline in household purchasing power. In addition, the failure of a few financial institutions in March 2023 raised growing concerns over the financial system in Europe and the U.S.

As for the Japanese economy, despite the impact of high inflation, personal consumption increased moderately as the coexistence of COVID-19 in society became more prevalent. Moreover, along with a rise in capital investment driven by strong corporate earnings overall, and there was a sharp recovery in demand from inbound traveling for goods and services as a result of the relaxation of Japanese border control measures related to COVID-19 since October of the previous year and an increase in the number of foreign visitors to Japan.

In the Japanese financial and capital markets, short-term market interest rates remained around minus 0.03% at the end of the fiscal year as negative interest rates were maintained on a portion of private financial institutions' current accounts under the Bank of Japan (BOJ)'s Quantitative and Qualitative Monetary Easing with Yield Curve Control. Long-term market interest rates increased to around 0.5% after the BOJ revised its policy at the Monetary Policy Meeting last December that it expanded the acceptable range of long-term interest rate fluctuations in its operations. After that, in March of this year, long-term market interest rates temporarily fell sharply to the 0.2% level due to risk aversion caused by financial system stability concerns in the U.S. and Europe, and reached the 0.3% level at the end of the fiscal year. In the areas of foreign exchange, the yen depreciated to over 150 yen per dollar through October of last year, and subsequently appreciated to the 127 yen per dollar level in January of this year and further to the 132 yen per dollar level at the end of the fiscal year, influenced by the slowdown in the pace of U.S. interest rate hikes and the BOJ's policy revisions. The Nikkei Stock Average rose to the level of 29,000 yen in August last year driven by expectations of improved profitability for exporting companies due to the weaker yen, and thereafter fell to the level of 28,000 yen at the end of the fiscal year, reflecting concerns of an overseas economic slowdown.

Regarding financial-related laws and regulations, in June last year, the Cabinet Office Ordinance Partially Amending the Cabinet Office Ordinance on Financial Instruments Business, which revised the regulations on information transfer concerning non-disclosure information of listed companies (the so-called "Firewall between banking and securities operations"), came into effect. In July last year, the Financial Services Agency announced the introduction of the leverage ratio buffer based on the international regulatory framework for capital adequacy ratio of banks (so-called "Basel III"), which was finally agreed upon in December 2017. Furthermore, last December, "Comprehensive Guidelines for Supervision of Major Banks" were revised based on the "Management Guarantee Reform Program" which was formulated with the aim of further accelerating the establishment of lending practices that do not rely on management guarantees.

#### Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, "the Company") and its subsidiaries (hereinafter, collectively with the Company, "the Group"), which mainly engage in commercial banking and other financial services, including leasing, securities, and consumer finance, have been working towards the realization of the vision of "Becoming a highly trusted global solution provider committed to the growth of our customers and advancement of society" through its

Medium-Term Management Plan for the three-year period from fiscal 2020 to fiscal 2022.

In fiscal 2022, the final year of the Medium-Term Management Plan, the Group placed the highest priority on ensuring compliance and customer orientation, as well as on strengthening governance on a Group-wide basis. In addition, the Group completed measures in accordance with the following three core policies set forth in the Medium-Term Management Plan and launched measures for sustainable growth, looking ahead to the next Medium-Term Management Plan.

| Three Core Policies | | |
|---|---|---|
| Business Strategy | **Transformation** | Transform existing businesses |
| | **Growth** | Seek new growth opportunities |
| Management Base | **Quality** | Elevate quality in all aspects |

**<Ensuring Compliance and Customer-oriented approach, and Strengthening Group-based Governance>**

The Company and SMBC Nikko Securities Inc (hereinafter, "SMBC Nikko"), a subsidiary of the Company, received administrative actions under the Financial Instruments and Exchange Act from the Financial Services Agency of Japan (hereinafter, "FSA") in October 2022 concerning violations by former executive officers and employees of SMBC Nikko of Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (illegal stabilization transactions). Moreover, in connection with the same incidents, SMBC Nikko was convicted by the Tokyo District Court in February 2023, and the conviction became final. In addition, in October 2022, SMBC Nikko received administrative actions from FSA under the Financial Instruments and Exchange Act in connection with exchanging non-public information between executives officers and employees of SMBC Nikko and with those of Sumitomo Mitsui Banking Corporation (hereinafter, SMBC), a subsidiary of the Company, and the Company and SMBC were ordered by FSA to submit reports under the Financial Instruments and Exchange Act and the Banking Act of Japan in relation to the same incidents. In light of these situations, the Group took steps to fundamentally strengthen its business management system, internal control system, and customer information management system, as well as to foster a sound corporate culture and compliance awareness in order to prevent a recurrence. Specifically, SMBC Nikko implemented training programs to help employees understand laws and regulations, reformed the structure of its compliance and audit departments by utilizing outside knowledge, formulated new corporate philosophy systems, and held town hall meetings. SMBC enhanced training opportunities to raise awareness of the risks related to businesses cooperation between banking and securities operations, upgraded its monitoring system and established rules for the handling of non-public information in order to strengthen the system for managing customer information. In addition, the Company verified the steady implementation of measures to prevent recurrence at SMBC Nikko and SMBC, and promoted measures such as the establishment of a system for early detection of unusual incidents at subsidiaries.

**<Business Strategy>**

With the aim of improving the profitability and efficiency of the main businesses and expanding the revenue base, the Group has focused on the following seven key strategies, selecting businesses prioritized to allocate resources, working to fundamentally reform the Group's business model and cost structure, steadily making investments for the future, and thus striving to capture new growth opportunities and create added value including non-financial business.



| Seven Key Strategies |
| --- |

**Transformation**
Transform existing businesses

**Growth**
Seek new growth opportunities

1. Pursue sustainable growth of wealth management business
2. Improve productivity and strengthen solutions in the domestic wholesale business
3. Enhance overseas CIB business[Note 1] to improve asset / capital efficiency
4. Hold the number one position in payment and consumer finance business
5. Enhance asset-light business on a global basis
6. Expand franchise in Asia and strengthen digital banking
7. Develop digital solutions for corporate clients

(Note 1) CIB stands for Corporate and Investment Banking, a business model for corporate customers in which commercial banking business such as deposits and loans, and investment banking business such as fund raising in capital markets and M&A advisory are developed together.

Specifically, the following initiatives were advanced in the Retail, Wholesale, Global, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at individual customers.

To improve profitability in the wealth management business, the Retail Business Unit focused on enhancing product and service lineup by strengthening businesses cooperation between banking and securities operations to meet the diverse needs of individual customers, and providing high-value-added consulting services such as expanding branches exclusively for individual customers to provide specialized consultations on wealth management and other issues. In addition, Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Card Company, Limited worked to expand customer bases by launching "Olive," a comprehensive financial service for individual customers, that integrally provide a wide range of services through smartphone applications including online securities services in collaboration with SBI Securities Co., Ltd., and the Group's services such as bank accounts, card settlement, and finance.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at corporate clients in Japan.

Under a drastically changing business environment faced by customers, the Wholesale Business Unit actively advocated for derivative transactions to meet growing needs for risk mitigation in light of volatile exchange rate fluctuations, as well as a wide range of solutions such as hybrid finance and corporate revitalization investments to meet financial soundness and business restructuring needs in light of rising geopolitical risks. Furthermore, with regard to virtually interest-free and unsecured loans, which support customers whose cash flow were adversely affected by COVID-19, the Wholesale Business Unit diligently worked to facilitate financing by taking a thorough and attentive approach to meet customer needs, including flexible responses to changes in loan terms looking ahead to commencement of full-scale repayment. The Wholesale Business Unit also supported customers' efforts to realize a decarbonized society by financing renewable energy projects and promoting the introduction of "Sustana," a greenhouse gas calculation tool. Furthermore, amid growing needs for utilizing data and digital technology to realize extensive transformation not only for one's products and services, but also for one's organizational management, the Wholesale Business Unit promoted proposals for digital utilization and other initiatives, particularly targeting small-to-medium-sized corporate customers, under a structure that provides Group-based, integrated solutions.

(c) Global Business Unit

The Global Business Unit engages in business aimed at Japanese and non-Japanese corporate clients and financial institutions operating business overseas, and foreign corporate clients operating inside Japan.

The Global Business Unit focused on further developing their "Multi-franchise strategy" with the objective of "establishing a second and third franchise in Asia," and expanded their business base in Asia by smoothly implementing PMI (Note 2) for Fullerton India Credit Company Limited, a leading non-bank in India, in which the Global Business Unit invested in the previous fiscal year, and deciding to take an additional investment in Rizal Commercial Banking Corporation, a commercial bank in the Philippines. In the CIB business, in order to meet diversifying customer needs, the Global Business Unit worked to strengthen its competitiveness by steadily advancing the collaboration with Jefferies Group LLC, a U.S. general securities firm. In addition, as a challenge in a new business area, the Global Business Unit decided to launch "Jenius Bank," operating as a digital retail banking business for U.S. residents within Manufacturers Bank.

(Note 2) "Post Merger Integration," a management integration process after a corporate acquisition.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 3) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

Under a drastically shifting market environment, due to the rapid monetary policies tightening by central banks in various countries as well as the ongoing global fragmentation triggered by the situation in Russia and Ukraine, the Global Markets Business Unit has secured earnings while controlling risks through flexible management of its equity and bond portfolios. In Sales & Trading operations (Note 4), in order to meet the diverse needs of customers, the Global Markets Business Unit has enhanced its ability to make proposals tailored to customers' needs, expanded product lineup, and promoted global sales collaboration. In addition, to sustainably support customers' overseas businesses through lending and other means, the Global Markets Business Unit diversified their funding methods and expand investor base, while proactively responded to changes in the funding environment and strategically procuring foreign currency.

(Note 3)  "Asset Liability Management," a risk management method that optimizes future asset and liability balance and seeks to maximize revenue.
(Note 4)  Providing solutions using marketable products such as foreign exchange, bonds, and derivatives to business corporations and institutional investors.

In addition to the efforts of each business unit, Sumitomo Mitsui DS Asset Management Company, Limited strengthened its asset management business by establishing a local subsidiary in Shanghai to serve as an asset management and sales base in China.

**<Management Base>**

The Group has made a consistent effort to enhance the management system and corporate infrastructure to realize sustainable growth as a global financial institution including the above "Ensuring Compliance and Customer-oriented approach, and Strengthening Group-based Governance."

First, to contribute to a sustainable society, the Group has been actively promoting various initiatives. Specifically, the Group has strengthened its systems by establishing the Sustainability Division and the Environmental and Social Risk Management Department, formulated the "SMBC Group Environmental and Social Framework" to clarify the Group's basic stance and policies toward solving environmental and social issues, and included ESG (Note 5) evaluation items in the compensation system for Directors and Corporate Executive Officers. Furthermore, the Group has set a target such as achieving zero outstanding loans for coal-fired power generation facilities by 2040 and a medium-term reduction target for greenhouse gas emissions in the power and energy sector, and have promoted measures to climate change to achieve net zero greenhouse gas ("GHG") emissions for its overall investment and loan portfolio by 2050.

In addition, based on the seven key strategies, the Group actively allocated personnel to growth areas, and under the guidance of the Diversity and Inclusion Committee chaired by the Group CEO, the Group promoted initiatives to strengthen the recruitment of female employees, support career development, and appoint locally hired employees to the right positions so that diverse employees, regardless of race, age, or gender, can fully demonstrate their abilities and individuality. In addition, the Group promoted the introduction of a Group-wide unified accounting system and human resource system with the aim of increasing business efficiency and sophistication through digitalization. Furthermore, they enhanced training programs and shared good practices within the Group in order to instill and establish customer-oriented approach.

(Note 5)  Management and business activities with consideration to Environment, Social, and Governance

As a result of these initiatives, the Group recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,160.9 billion yen and 805.8 billion yen, respectively, in fiscal 2022.

**Issues to be Addressed**

The Group formulated its new Medium-Term Management Plan "Plan for Fulfilled Growth" for the three years starting fiscal 2023.

The Group is experiencing material changes to long-standing circumstances in its business environment with social and economic de-globalization, inflation and rising interest rates in the Western economies, etc. In addition, digitalization is further accelerating across all sectors driving significant transformation in corporate activities and personal consumption. Furthermore, the social issues facing the world continue to diversify and deepen, and the corporate sector is subject to heightened expectations concerning the role it will play in addressing a wide range of issues.

In response to these major changes in the business environment, this Medium-Term Management Plan aims to achieve "Growth with Quality" in a positive and powerful manner by further advancing past initiatives through leveraging the collective strengths of the Group, while further paying attention to the trends of its customers and in society.

**<Core Policies>**

In order to realize "Growth with Quality," the Group has added "Create Social Value" as a pillar of the management strategy and will lead efforts to address social issues. By doing so, the Group will contribute to realizing Fulfilled Growth where people feel fulfilled as economic growth accompanies the resolution of social issues. The Group will also strive to create economic value by exponentially strengthening profitability that is accompanied by enhanced capital efficiency by engaging in the dynamic reallocation of management resources and carrying out its respective initiatives in a speedy manner. The Group will strive to significantly rebuild its corporate infrastructure in order to win the trust of customers and other stakeholders which forms the basis of its various activities.


VISION
A trusted global solution provider
committed to the growth of our customers
and advancement of society
Growth with Quality
Create
social value
Contribute to
"Fulfilled Growth"
Pursue
economic value
Transformation &
Growth
Rebuild
corporate
infrastructure
Quality builds
Trust

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group has inherited the business spirit from its predecessors at Mitsui and Sumitomo which places great importance on the creation of social value. This mindset has been reflected in the Group's Mission and the Group has leveraged the functions, products, and services in effort to address social issues.

However, in recent years, the global community has prioritized economic activities which in turn has led to the matter of social value being overlooked. This in turn has led to the rise of social issues concerning the environment, human rights, poverty/inequality, etc., and initiatives aimed at resolving such issues has become a key issue for corporate management. Creating social value has now become a prerequisite for corporations to build and maintain their competitiveness. In addition, contributing to Japan's regrowth, given the country's declining birthrate and aging population and low economic growth, will become even more important.

With the launch of the new Medium-Term Management Plan, the Group defined its materiality issues as “Environment,” “DE&I (Note 6) / Human Rights,” “Poverty & Inequality,” “Declining Birthrate & Aging Population,” and “Japan’s Regrowth.” With the aim of addressing these materiality issues, the Group will further expand Group-based activities to create social value and to return the said value to society. Through such efforts, the Group will contribute to the realization of “Fulfilled Growth,” where all of society and people can enjoy sustained prosperity.

The Group will further encourage the employee participation in the creation of social value, allowing them to feel pride and satisfaction in their responsibilities by proactively engaging in their materiality issues.

(Note 6) A concept that combines three elements: "Diversity," "Equity," and "Inclusion." A company provides proper support depending on each individual situation and characteristic, and designs an environment where diverse group of people can perform their ability to the maximum extent.

(2) Pursue Economic Value: Transformation & Growth

In continuation from the previous Medium-Term Management Plan, the Group has positioned “Transformation & Growth” as a key phrase and will engage in continuous business model reform which reflects major changes in the environment and carry out efforts to establish franchises in strategic overseas areas while steadily realizing the benefits of existing growth investments and initiatives. Through the efforts, the Group will transform its business portfolio and realize robust growth in profitability that is accompanied by enhanced capital efficiency.

The three basic concepts are as follows:

I. Reform domestic business for possible interest hike
In the Group's domestic business, taking into consideration the potential for future interest rate hikes, the Group will build a more stable and efficient business model by expanding its client business in a more effective manner though efforts such as expanding digitalization, enhancing payment business and revising the marketing framework.

II. Improve capital efficiency with Balance sheet discipline
The Group will enhance its capital efficiency by not relying solely on the expansion of balance sheet, but by also offering various risk solutions and enhancing the Group's fee-based business.

III. Build global portfolio based on growth potential
In overseas business, the Group will strive to realize robust growth that will drive the growth of the Group through business in the U.S. and by establishing a second and third franchise in Asia through its "Multi Franchise Strategy" while at the same time enhancing capital efficiency by replacing the contents of their portfolio.

The Group shall carry out initiatives focusing on the tireless pursuit of synergies through further alignment among the Group, risk taking at opportune times, the pursuit of new challenges, and innovation in the following seven key strategic areas established based on these basic concepts.

**Seven Key Strategic Areas**



Transformation
Continuous reform of business model
I Reform domestic business for possible interest rate hike
II Improve capital efficiency with B/S discipline
III Build global portfolio based on growth potential
1 Build digital-based retail business
2 Strengthen payment business
3 Enhance wholesale business utilizing digital technology
4 Expand institutional investor business
5 Strengthen global CIB and S&T
6 Deepen and expand U.S. business
7 Realize growth through our Multi-Franchise Strategy
Tireless pursuit of Group synergies
Risk taking at opportune times
Pursuit of new challenges, and innovation
Growth
Establish franchise in key strategic areas

(3) Rebuild Corporate Infrastructure: Quality builds Trust

In the previous Medium-Term Management Plan, the Group positioned "Quality" as a keyword and carried out various initiatives aimed at enhancing the Group's corporate infrastructure. In the new Medium-Term Management Plan, the Group positioned "Quality builds Trust" as a key phrase and will engage in tireless efforts to enhance their corporate infrastructure and win the trust of customers and other stakeholders.

First, based on the Administrative Disposition issued in 2022 to the Group, the Group will prioritize the further embedment of a sound corporate culture and the enhancement of governance and compliance capabilities. These are all key prerequisites to conducting a successful business. The Group will carry out, on both a Group and global basis, initiatives to strengthen employees' regulatory awareness and enhance internal controls through investments in IT and personnel deployment.

Furthermore, in order to realize operations responding flexibly to changes in an uncertain environment, the Group will work to enhance its risk analysis and risk control capabilities. In addition, with the goal of expanding and strengthening its business model, the Group will enhance the quality of its corporate infrastructure by strengthening human capital investments and management for the purposes of developing and securing diverse and high performance personnel while also proactively executing IT investments on an unprecedented scale.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

**(2) Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)**

a. Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

| | FY2019<br>(Fiscal year ended March 31, 2020) | FY2020<br>(Fiscal year ended March 31, 2021) | FY2021<br>(Fiscal year ended March 31, 2022) | FY2022<br>(Fiscal year ended March 31, 2023) |
|---|---|---|---|---|
| Ordinary income | 4,591,873 | 3,902,307 | 4,111,127 | 6,142,155 |
| Ordinary profit | 932,064 | 711,018 | 1,040,621 | 1,160,930 |
| Profit attributable to owners of parent | 703,883 | 512,812 | 706,631 | 805,842 |
| Comprehensive income | 372,971 | 1,465,014 | 561,887 | 1,031,712 |
| Net assets | 10,784,903 | 11,899,046 | 12,197,331 | 12,791,106 |
| Total assets | 219,863,518 | 242,584,308 | 257,704,625 | 270,428,564 |

(Notes)  1. Amounts less than one million yen have been rounded down.
2. The Company has 184 consolidated subsidiaries and 308 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2023.
3. The Company has changed the recognition of installment-sales-related income and installment-sales-related expenses from fiscal 2020, and as a result of comparing before and after the retroactive application, ordinary income decreased by 722,440 million yen for fiscal 2019.

b. Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

| | FY2019 (Fiscal year ended March 31, 2020) | FY2020 (Fiscal year ended March 31, 2021) | FY2021 (Fiscal year ended March 31, 2022) | FY2022 (Fiscal year ended March 31, 2023) |
|---|---|---|---|---|
| Operating income | 833,835 | 483,459 | 616,052 | 701,653 |
| Dividends received | 659,428 | 304,866 | 422,366 | 453,801 |
| Dividends received from banking subsidiaries | 637,702 | 272,952 | 376,756 | 437,849 |
| Dividends received from other subsidiaries | 10,701 | 23,440 | 37,611 | 7,708 |
| Net income | 636,128 | 281,966 | 395,167 | 400,380 |
| Earnings per share | (yen) 462.60 | (yen) 205.78 | (yen) 288.29 | (yen) 293.37 |
| Total assets | 14,225,470 | 15,025,382 | 16,253,088 | 17,046,916 |
| Investments in banking subsidiaries | 4,613,790 | 4,613,790 | 4,613,790 | 4,613,790 |
| Investments in other subsidiaries | 1,533,632 | 1,533,207 | 1,764,090 | 1,756,890 |

(Notes)  Amounts less than one million yen have been rounded down.

## (3)  Employees of the Group

| | March 31, 2023 | | | | |
|---|---|---|---|---|---|
| | Wholesale Business Unit | Retail Business Unit | Global Business Unit | Global Markets Business Unit | Head Office Account |
| Number of employees | 8,934 | 28,820 | 51,619 | 1,359 | 15,223 |

(Notes)  1. The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (10,852 persons as of March 31, 2023).
2. The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
3. The businesses handled by each business unit are the following.

| | |
|---|---|
| Wholesale Business Unit: | Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers |
| Retail Business Unit: | Businesses mainly dealing with domestic individual customers |
| Global Business Unit: | Businesses dealing with international (including Japanese) corporate customers in overseas |
| Global Markets Business Unit: | Businesses dealing with financial markets |
| Head Office account: | Businesses other than those above |

## (4)  Principal Offices of the Group

| Company name | Reportable segment | Principal office | | Number of branches<br>As of March 31, 2023 |
|---|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit | Domestic | Head Office<br>Tokyo Main Office<br>Osaka Head Office<br>Kobe Main Office, etc. | 917 |
| | Head Office Account | Overseas | New York Branch, etc. | 43 |
| SMBC Trust Bank Ltd. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Head Office Account | Head Office, etc. | | 34 |
| SMBC Nikko Securities Inc. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit<br>Head Office Account | Head Office, etc. | | - |
| Sumitomo Mitsui Card Company, Limited | Wholesale Business Unit<br>Retail Business Unit | Tokyo Head Office<br>Osaka Head Office, etc. | | |
| SMBC Finance Service Co., Ltd. | Wholesale Business Unit<br>Retail Business Unit | Head Office<br>Tokyo Head Office, etc. | | |
| SMBC Consumer Finance Co., Ltd. | Retail Business Unit | Head Office, etc. | | |
| The Japan Research Institute, Limited | Head Office Account | Tokyo Head Office<br>Osaka Head Office, etc. | | |
| Sumitomo Mitsui DS Asset Management Company, Limited | Head Office Account | Head Office, etc. | | |

(Note)  The businesses handled by each business unit are the following.

| | |
|---|---|
| Wholesale Business Unit: | Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers |
| Retail Business Unit: | Businesses mainly dealing with domestic individual customers |
| Global Business Unit: | Businesses dealing with international (including Japanese) corporate customers in overseas |
| Global Markets Business Unit: | Businesses dealing with financial markets |
| Head Office account: | Businesses other than those above |

**(5) Capital Investment of the Group**

a. Total Amount of Capital Investment

Unit: millions of yen

| Company name | Reportable segment | Amount |
|---|---|---|
| Sumitomo Mitsui Financial Group, Inc. | Head Office Account | 5,619 |
| Sumitomo Mitsui Banking Corporation | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit<br>Head Office Account | 140,679 |
| SMBC Trust Bank Ltd. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Head Office Account | 4,729 |
| SMBC Nikko Securities Inc. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit<br>Head Office Account | 34,340 |
| Sumitomo Mitsui Card Company, Limited | Wholesale Business Unit<br>Retail Business Unit | 29,799 |
| SMBC Finance Service Co., Ltd. | Wholesale Business Unit<br>Retail Business Unit | 7,152 |
| SMBC Consumer Finance Co., Ltd. | Retail Business Unit | 10,379 |
| The Japan Research Institute, Limited | Head Office Account | 8,068 |
| Sumitomo Mitsui DS Asset Management Company, Limited | Head Office Account | 1,708 |
| Others | - | 31,864 |
| Total | | 274,342 |

(Notes)  1. Amounts less than one million yen have been rounded down.
        2. The businesses handled by each business unit are the following.
           Wholesale Business Unit:     Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers
           Retail Business Unit:        Businesses mainly dealing with domestic individual customers
           Global Business Unit:        Businesses dealing with international (including Japanese) corporate customers in overseas
           Global Markets Business Unit: Businesses dealing with financial markets
           Head Office account:         Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

| Company name | Reportable segment | Description | Amount |
|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit<br>Head Office Account | Branch facilities, etc. | 13,965 |
| | | Software | 92,219 |

(Notes)  1. Amounts less than one million yen have been rounded down.
        2. The businesses handled by each business unit are the following.
           Wholesale Business Unit:     Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers
           Retail Business Unit:        Businesses mainly dealing with domestic individual customers
           Global Business Unit:        Businesses dealing with international (including Japanese) corporate customers in overseas
           Global Markets Business Unit: Businesses dealing with financial markets
           Head Office account:         Businesses other than those above

## (6) Parent Company and Principal Subsidiaries, etc.

### a. Parent Company
Not applicable.

### b. Principal Subsidiaries, etc.

| Company name | Location | Main business | Capital (millions of yen) | Percentage of the Company's voting rights (%) | Other |
|---|---|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | Chiyoda-ku, Tokyo | Commercial banking | 1,770,996 | 100.00 | - |
| SMBC Trust Bank Ltd. | Chiyoda-ku, Tokyo | Commercial banking and trust services | 87,550 | 100.00 (100.00) | - |
| Sumitomo Mitsui Finance and Leasing Company, Limited | Chiyoda-ku, Tokyo | Leasing | 15,000 | 50.00 | - |
| SMBC Nikko Securities Inc. | Chiyoda-ku, Tokyo | Securities | 10,000 | 100.00 | - |
| Sumitomo Mitsui Card Company, Limited | Chuo-ku, Osaka | Credit card | 34,000 | 100.00 | - |
| SMBC Finance Service Co., Ltd. | Naka-ku, Nagoya | Credit card, Installment, and Transaction business | 82,843 | 100.00 (100.00) | - |
| SMBC Consumer Finance Co., Ltd. | Koto-ku, Tokyo | Consumer lending | 140,737 | 100.00 | - |
| The Japan Research Institute, Limited | Shinagawa-ku, Tokyo | Economic research, management consulting, system development, and data processing | 10,000 | 100.00 | - |
| Sumitomo Mitsui DS Asset Management Company, Limited | Minato-ku, Tokyo | Investment advisory and investment trust management | 2,000 | 50.12 | - |
| SMBC Bank International plc | London, U.K. | Commercial banking | 427,336 [USD 3.2 billion] | 100.00 (100.00) | - |
| SMBC Bank EU AG | Frankfurt, Germany | Commercial banking | 743,325 [EUR 5.1 billion] | 100.00 (100.00) | - |
| Sumitomo Mitsui Banking Corporation (China) Limited | Shanghai, People's Republic of China | Commercial banking | 194,200 [RMB 10.0 billion] | 100.00 (100.00) | - |
| PT Bank BTPN Tbk | Jakarta, Republic of Indonesia | Commercial banking | 1,450 [IDR 162.9 billion] | 93.49 (93.49) | - |
| SMBC Americas Holdings, Inc. | Wilmington, Delaware, U.S.A. | Bank Holding Company | 0 [USD 2,730] | 100.00 (100.00) | - |
| SMBC Guarantee Co., Ltd. | Minato-ku, Tokyo | Credit guarantee | 187,720 | 100.00 (100.00) | - |
| Sumitomo Mitsui Auto Service Company, Limited | Shinjuku-ku, Tokyo | Leasing | 13,636 | 26.16 | - |

(Notes) 1. The capital has been rounded down to the nearest unit and the percentage of the Company's voting rights in subsidiaries has been rounded down to the nearest second decimal place.
2. The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
3. Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.

**(7)  Major Borrowings**

| Creditor | Balance of borrowings (millions of yen) | Investment in the Company | |
|---|---|---|---|
| | | Number of shares held (100 shares) | Percentage of voting rights (%) |
| Sumitomo Mitsui Banking Corporation | 1,487,650 | - | - |

(Note)  Amounts less than one million yen have been rounded down.

**(8)  Material Matters regarding Business Transfer, etc.**

Not applicable.

## 2.  Matters regarding Directors and Corporate Executive Officers

### (1)  Directors and Corporate Executive Officers

a. Directors

(As of March 31, 2023)

| Name | Positions and responsibilities | Significant concurrent positions | Other |
|---|---|---|---|
| Takeshi Kunibe | Chairman of the Board<br>Member of the Nominating Committee<br>Member of the Compensation Committee<br>Member of the Sustainability Committee | Chairman of the Board of Sumitomo Mitsui Banking Corporation<br>Director of KOMATSU LTD.<br>Director of TAISHO PHARMACEUTICAL HOLDINGS Co., LTD .<br>Director of Nankai Electric Railway Co., Ltd. | - |
| Jun Ohta* | Director<br>Member of the Compensation Committee<br>Member of the Sustainability Committee | - | - |
| Makoto Takashima | Director | President of Sumitomo Mitsui Banking Corporation (Representative Director) | - |
| Toru Nakashima* | Director<br>Member of the Risk Committee | Director of Sumitomo Mitsui Banking Corporation | - |
| Teiko Kudo* | Director | Director of Sumitomo Mitsui Banking Corporation<br>Director of TOYOTA MOTOR CORPORATION | - |
| Atsuhiko Inoue | Director<br>Member of the Audit Committee | Director of Sumitomo Mitsui Banking Corporation | - |
| Toshihiro Isshiki | Director<br>Member of the Audit Committee | - | - |
| Yasuyuki Kawasaki | Director | Chairman of the Board (Representative Director) of SMBC Nikko Securities Inc. | - |
| Masayuki Matsumoto | Director (outside)<br>Member of the Nominating Committee<br>Member of the Audit Committee (Chairman) | Special Advisor of Central Japan Railway Company | - |
| Arthur M. Mitchell | Director (outside)<br>Member of the Nominating Committee<br>Member of the Compensation Committee | Attorney at Law, admitted in New York, the U.S.A.<br>Registered Foreign Attorney in Japan<br>Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below. | - |

| Name | Positions and responsibilities | Significant concurrent positions | Other |
|---|---|---|---|
| Shozo Yamazaki | Director (outside)<br>Member of the Audit Committee<br>Member of the Risk Committee (Chairman) | Certified Public Accountant | He has considerable expertise in finance and accounting. |
| Masaharu Kohno | Director (outside)<br>Member of the Nominating Committee<br>Member of the Risk Committee<br>Member of the Sustainability Committee | Status of concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below. | - |
| Yoshinobu Tsutsui | Director (outside)<br>Member of the Nominating Committee (Chairman)<br>Member of the Compensation Committee | Chairman of NIPPON LIFE INSURANCE COMPANY<br>Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below. | - |
| Katsuyoshi Shinbo | Director (outside)<br>Member of the Audit Committee<br>Member of the Compensation Committee (Chairman) | Attorney at Law<br>Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below. | - |
| Eriko Sakurai | Director (outside)<br>Member of the Nominating Committee<br>Member of the Compensation Committee<br>Member of the Sustainability Committee (Chairman) | Status of concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below. | - |

(Notes) 1. Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
      2. To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Atsuhiko Inoue and Toshihiro Isshiki as full-time members of the Audit Committee.
      3. Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
      4. The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.
      5. Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2023:

| Chairman of the Board | Takeshi Kunibe | Resigned from Chairman of the Board of Sumitomo Mitsui Banking Corporation |
|---|---|---|
| Director | Makoto Takashima | Chairman of the Board of Sumitomo Mitsui Banking Corporation |
| Director | Toru Nakashima | Resigned from Director<br>Director of Sumitomo Mitsui Banking Corporation (Representative Director) |

Directors who resigned during fiscal 2022
    Not applicable.

b. Corporate Executive Officers

(As of March 31, 2023)

| Name | Positions and responsibilities | Significant concurrent positions | Other |
|---|---|---|---|
| Jun Ohta* | President (Representative Corporate Executive Officer) Group CEO | - | - |
| Masahiko Oshima | Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit | Director of Sumitomo Mitsui Banking Corporation (Representative Director) | - |
| Toshikazu Yaku | Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept. and Administrative Services Dept. | Director of Sumitomo Mitsui Banking Corporation (Representative Director) | - |
| Katsunori Tanizaki | Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept. | Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Representative Director, President and CEO of The Japan Research Institute, Limited | - |
| Toru Nakashima* | Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept. Corporate Sustainability Dept. and Financial Accounting Dept. | Director of Sumitomo Mitsui Banking Corporation | - |
| Tetsuro Imaeda | Senior Managing Corporate Executive Officer Co-Head of Global Business Unit | Director of Sumitomo Mitsui Banking Corporation | - |
| Masamichi Koike | Senior Managing Corporate Executive Officer Head of Global Markets Business Unit | Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation | - |
| Akihiro Fukutome | Senior Managing Corporate Executive Officer Co-Head of Global Business Unit | Director of Sumitomo Mitsui Banking Corporation | - |
| Muneo Kanamaru | Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit | Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation | - |

| Name | Positions and responsibilities | Significant concurrent positions | Other |
|---|---|---|---|
| Teiko Kudo* | Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept. | Director of Sumitomo Mitsui Banking Corporation Director of TOYOTA MOTOR CORPORATION | - |
| Takashi Yamashita | Senior Managing Corporate Executive Officer Head of Retail Business Unit | Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation | - |
| Jun Uchikawa | Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept. | Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited | - |
| Yoshihiro Hyakutome | Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept. | Director of Sumitomo Mitsui Banking Corporation | - |
| Takeshi Mikami | Senior Managing Corporate Executive Officer Group CAE Responsible for Internal Audit Dept. | - | - |

(Notes) 1. Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.
2. CEO:     Chief Executive Officer
   CHRO:   Chief Human Resources Officer
   CDIO:    Chief Digital Innovation Officer
   CFO:     Chief Financial Officer
   CSO:     Chief Strategy Officer
   CRO:     Chief Risk Officer
   CIO:     Chief Information Officer
   CCO:     Chief Compliance Officer
   CAE:     Chief Audit Executive
3. Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2023:

| | | |
|---|---|---|
| Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) | Masahiko Oshima | Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director) |
| Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) | Toshikazu Yaku | Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director) |
| Senior Managing Corporate Executive Officer | Katsunori Tanizaki | Resigned from Senior Managing Corporate Executive Officer |
| Senior Managing Corporate Executive Officer | Toru Nakashima | Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Discharged from Group CFO and Group CSO No longer responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept., Corporate Sustainability Dept. and Financial Accounting Dept. Co-Head of Wholesale Business Unit Director of Sumitomo Mitsui Banking Corporation (Representative Director) |

| | | |
|---|---|---|
| Senior Managing Corporate Executive Officer | Tetsuro Imaeda | Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)<br>Director of Sumitomo Mitsui Banking Corporation (Representative Director) |
| Senior Managing Corporate Executive Officer | Akihiro Fukutome | Resigned from Senior Managing Corporate Executive Officer<br>President of Sumitomo Mitsui Banking Corporation (Representative Director) |
| Senior Managing Corporate Executive Officer | Teiko Kudo | Group CRO<br>Responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept. |
| Senior Managing Corporate Executive Officer | Yoshihiro Hyakutome | Group CCO<br>Responsible for Compliance Dept., Anti Money Laundering & Financial Crime Prevention Dept. |

4. Assumption of Corporate Executive Officers as of April 1, 2023:

| | | |
|---|---|---|
| | Keiichiro Nakamura | Senior Managing Corporate Executive Officer<br>Co-Head of Global Business Unit<br>Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation |
| | Akio Isowa | Senior Managing Corporate Executive Officer<br>Group CDIO<br>Responsible for Digital Solution Division and Digital Strategy Dept., Head of Digital Solution Division<br>Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation |
| | Fumihiko Ito | Senior Managing Corporate Executive Officer<br>Group CFO and Group CSO<br>Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept., Corporate Sustainability Dept., Financial Accounting Dept. and Accounting Service & Planning Dept.<br>Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation |
| | Takashi Kobayashi | Senior Managing Corporate Executive Officer<br>Group CHRO<br>Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept. and Administrative Services Dept.<br>Director of Sumitomo Mitsui Banking Corporation |

Corporate Executive Officers who resigned during fiscal 2022

| Name | Positions and responsibilities | Significant concurrent positions | Other |
|---|---|---|---|
| Fumiharu Kozuka | Senior Managing Corporate Executive Officer<br>Group CAE<br>Responsible for Internal Audit Dept. | - | Resigned on April 1, 2022 |
| Shoji Masuda | Senior Managing Corporate Executive Officer<br>Group CIO<br>Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept. | Director of Sumitomo Mitsui Banking Corporation | Resigned on April 1, 2022 |
| Ryuji Nishisaki | Senior Managing Corporate Executive Officer<br>Co-Head of Global Business Unit | Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation | Resigned on April 1, 2022 |

(Note) Positions and responsibilities and significant concurrent positions are reported as of the date of resignation.

**(2) Compensation, etc. for Directors and Corporate Executive Officers**

Unit: millions of yen

| Classification | Persons paid | Compensation, etc. | Monetary compensation | | | Non-monetary compensation |
|---|---|---|---|---|---|---|
| | | | Non-performance-linked | Performance-linked | | Non-performance-linked |
| | | | Base salary | Cash bonus | Stock Compensation Plan I/II | Stock Compensation Plan III |
| Directors | 12 | 340 | 302 | 16 | 21 | - |
| Corporate Executive Officers | 14 | 828 | 444 | 175 | 193 | 14 |
| Total | 26 | 1,169 | 746 | 192 | 215 | 14 |

(Notes)
1. Amounts less than one million yen have been rounded down.
2. Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
3. Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
4. "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II" are paid for as annual performance-linked compensation.
   "Stock Compensation Plan I" is paid for as medium-term performance-linked compensation.
5. "Stock Compensation Plan I," "Stock Compensation Plan II" and "Stock Compensation Plan III" represent the amount of compensation in the form of shares of the Company's restricted stock corresponding to fiscal 2022.
6. The above-written amounts include "Compensation, etc. for Outside Directors" as mentioned below.

**Policy for individual remuneration for directors, corporate executive officers and executive officers**

The Company hereby establishes the Executive Compensation Policy (the "Policy") in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the "Executives").

The Policy's aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue Our Group Mission and Our Vision.

1. Core Principles
   Our executive compensation shall be determined in accordance with the core principles below:
1) The Group's executive compensation aims at providing appropriate incentives toward the realization of our Group Mission and Vision.
2) The Group's executive compensation shall reflect the changing business environment and the short-term and medium-/long-term performance of the Group, and shall account for the contribution to shareholder value, customer satisfaction and a sustainable society.
3) Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4) The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5) The Company's executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6) Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7) The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2. Compensation Programme
1) The Company's executive compensation programme (the "Programme") shall have three components: base salary, cash bonus, and stock compensation.
   However, compensation of outside directors and Audit Committee members is composed of base salary only, in light of their role to oversee the execution of duties of executive officers, etc.
2) In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with the performance of the Group, the degree of contribution to realization of a sustainable society, and the performance of each Executive, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.
3) In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.
4) The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5) Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6) Annual incentives shall be determined based on the performance of previous fiscal year of the Group, the degree of contribution to realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be, in principle, paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).
   (1) Weight by each target index is as follows:

| Target index | | Weight |
|---|---|---|
| SMBC Banking profit[*1] | Annual growth/Target achievement | 50% |
| SMBC Net income (Pre-Tax)[*2] | Annual growth/Target achievement | 25% |
| SMFG Net income[*3] | Annual growth/Target achievement | 25% |

   *1  Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
   *2  Income before income taxes at Sumitomo Mitsui Banking Corporation
   *3  The Company's consolidated profit attributable to owners of parent
   If the Compensation Committee recognizes any element other than the above mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

   (2) The degree of contribution to realization of a sustainable society shall be reflected as an adjustment to the score determined in (1) by a maximum of 10%, plus or minus, based on the annual progress of KPIs and results of major ESG ratings.

7) Stock compensation plans consist of Stock Compensation Plan I (the "Plan I"), under which the remuneration of the Executives shall be determined based on the Group's medium-term performance, etc., Stock Compensation Plan II (the "Plan II"), determined based on the Group's annual performance, etc. and Stock Compensation Plan III (the "Plan III"), determined based on corporate titles, etc.
   (1) Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company's common stock. The transfer of such stock shall be restricted for appropriately defined periods.
   (2) Remuneration under Plan I shall be determined based on the Group's performance against the Medium-Term Management Plan, performance of the Company's shares, and the percentage of achievement of KPIs with respect to creating social value after the term the Group's Medium-Term Management Plan ends. 70% of the evaluation index is determined based on financial index (Medium-Term Management Plan target), 15% is determined based on share index, and 15% is determined based on non-financial index.

Weight by each evaluation index is as follows:

| Evaluation index[1, 2] | | Weight |
|---|---|---|
| Financial index | ROCET1[3] | 20% |
| | Base expense[4] | 20% |
| | Gross profit[5] | 15% |
| | Net income[6] | 15% |
| Share index | TSR (Total shareholder return)[7] | 15% |
| Non-financial index | Create social value[8] | 15% |

[1] (Qualitative evaluation) The Compensation Committee determines the score of maximum 5% plus or minus such figure taking into account comprehensively two items, which are "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management."

[2] (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Plan I" for the respective fiscal year becomes null and void.

[3] Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities

[4] General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others

[5] The Company's consolidated gross profit

[6] The Company's consolidated profit attributable to owners of parent

[7] The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.

[8] The Compensation Committee determines the evaluation with respect to "Create social value" based on the percentage of achievement of KPIs related to the environment (FE reduction and amount of sustainability financing provided) and employees (employee engagement and DE&I ) as well as the progress of initiatives with respect to the materialities identified by the Group ("Environment," "DE&I/Human Rights," "Declining Birthrate & Aging Population," "Japan's Regrowth," and "Poverty & Inequality").

(3) Remunerations under Plan II shall be determined based on the performance of the previous fiscal year of the Group, the contribution to realization of a sustainable society, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares shall effectively act as deferred compensation.

(4) Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.

8) In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.

9) Notwithstanding the above, if the Compensation Committee determines that it is not appropriate to apply the above matters due to the role of an Executive in each Group company or other reasonable circumstances, or if the Compensation Committee determines that it is not appropriate to apply the above matters to an Executive domiciled outside Japan, compensation shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3. Governance and Control of the Compensation Processes

1) The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:

   ✓ The Policy, the Programme and relevant regulations.

   ✓ Individual remunerations for the Company's directors and corporate executive officers.

2) In addition to the above, Compensation Committee shall review and discuss the below:

   ✓ The individual remuneration for the Company's other executive officers.

   ✓ Executive compensation programmes/practices of the group companies.

4. Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

The Policy was revised by resolution of the Compensation Committee held on April 26, 2023.

As described in "2. Compensation Programme, 7), (2)," in determining the Plan I, the Company has made changes, such as reflecting the percentage of achievement of KPIs with respect to creating social value, etc. Individual remuneration for the Executives for fiscal 2022 was paid in accordance with the policy before the revision.

(Reference 1) The Company's Executive Compensation Programme (before Revision)

: Monetary compensation
: Stock compensation
: Variable compensation
Compensation Components
Payment Standards (Range of Variation) and Target Indices
Payment Method
Base Salary
Fixed compensation
・Cash
Bonus (Monetary compensation)
Compensation determined based on SMFG's annual performance (0%-150%)*2
Standard levels x annual performance of SMFG and SMBC, progress of initiatives towards the realization of sustainability, performance of the executive
Target Index*3
Weight
SMBC Banking profit*4
Annual growth/ Target achievement
50%
SMBC Net income (pre-tax)*5
Annual growth/ Target achievement
25%
SMFG Net income*6
Annual growth/ Target achievement
25%
ESG evaluation
Weight
Progress of KPIs*7
Performances of ESG ratings
±10%
Bonus (Stock Compensation Plan II)
・Cash : 70%
・Restricted stock : 30%
Stock Compensation Plan I
Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*8
Standard levels x SMFG's medium-term performance, etc.
Target Index
Weight
Financial Performance
ROCET1*9
20%
Base expense*10
20%
Gross profit*11
20%
Net income*6
20%
Share performance
TSR (Total shareholder return)*12
20%
Qualitative evaluation
Customer satisfaction, ESG initiative, employee engagement, and efforts to develop new business areas
±10%
In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).
・Restricted stock
Stock Compensation Plan III
(Promotion reward plan)
・Restricted stock
Portion of stock-based compensation:25%
Portion of variable compensation:40%*1
■ Foster a prudent risk culture expected of a financial institution
Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 Variable compensation capped at a maximum of 100% of total base salary

*2 Compensation amounts for each fiscal year determined by the Compensation Committee

*3 If the Compensation Committee recognizes any element other than the above mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

*4 Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation

*5    Income before income taxes at Sumitomo Mitsui Banking Corporation
*6    The Company's consolidated profit attributable to owners of parent
*7    Achievement of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions
*8    Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan
*9    Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*10  General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*11  The Company's consolidated gross profit
*12  The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan

(Reference 2) The Company's Executive Compensation Programme (after Revision)



: Monetary compensation : Stock compensation : Variable compensation

Portion of stock-based compensation:25%

Portion of variable compensation:40%*1

| Compensation Components | Payment Standards (Range of Variation) and Target Indices | Payment Method |
|---|---|---|
| Base Salary | **Fixed compensation** | ・Cash |
| Bonus (Monetary compensation) / Bonus (Stock Compensation Plan II) | **Compensation determined based on SMFG's annual performance (0%-150%)*2**<br>Standard levels x annual performance of SMFG and SMBC, progress of initiatives towards the realization of sustainability, performance of the executive | ・Cash：70%<br>・Restricted stock：30% |
| Stock Compensation Plan I | **Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*8**<br>Standard levels x SMFG's medium-term performance, etc.<br>In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision). | ・Restricted stock |
| Stock Compensation Plan III | **(Promotion reward plan)** | ・Restricted stock |

Bonus (Stock Compensation Plan II):

| Target Index*3 | | Weight |
|---|---|---|
| SMBC Banking profit*4 | Annual growth/ Target achievement | 50% |
| SMBC Net income (pre-tax)*5 | Annual growth/ Target achievement | 25% |
| SMFG Net income*6 | Annual growth/ Target achievement | 25% |

| ESG evaluation | Weight |
|---|---|
| Progress of KPIs*7 | ±10% |
| Performances of ESG ratings | |

Stock Compensation Plan I:

| Evaluation Index | | Weight |
|---|---|---|
| Financial index | ROCET1*9 | 20% |
| | Base expense*10 | 20% |
| | Gross profit*11 | 15% |
| | Net income*6 | 15% |
| Share index | TSR (Total shareholder return)*12 | 15% |
| Non-financial index | Create social value*13 | 15% |
| Qualitative evaluation | Initiatives in new business areas, compliance, customer-oriented initiatives, and risk management | ±5% |

■ **Foster a prudent risk culture expected of a financial institution**

**Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions**

*1 Variable compensation capped at a maximum of 100% of total base salary

*2 Compensation amounts for each fiscal year determined by the Compensation Committee

*3 If the Compensation Committee recognizes any element other than the above mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

*4 Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation

*5 Income before income taxes at Sumitomo Mitsui Banking Corporation

*6 The Company's consolidated profit attributable to owners of parent

*7 Achievement of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions

*8 Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan

*9 Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities

*10 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others

*11 The Company's consolidated gross profit

*12 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan

*13 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five key challenges set forth by the Group ("Environment," "DE&I/Human Rights," "Declining Birthrate & Aging Population," "Japan's Regrowth," and "Poverty & Inequality").

**Reason of the selection of target index used for calculating performance-linked compensation and the actual performance**

1. Annual performance-linked compensation
1) Reason of the selection

The Company shall pay annual performance-linked compensation in the form of "Cash bonus (Monetary compensation)" and "Plan II."

The Company adopts as target indices, "SMFG Net income" which indicates the bottom line business results, "SMBC Banking profit" and "SMBC Net income (Pre-Tax)" which indicates earnings level of main subsidiaries, with a view to enhancing the linkage between corporate performance and Executives' compensation, and ensuring adequacy of its function as performance incentive. In addition, the Company adopts the annual "Achievement of KPIs" and "Results of major ESG ratings" as ESG evaluation, with a view to reflecting the degree of contribution towards the realization of a sustainable society on the compensation.

2) Actual Performance

For fiscal 2022, with respect to "Cash bonus (Monetary compensation)" and "Plan II," the actual performance of each target index, results of ESG evaluation and performance evaluation coefficient are as follows.

| Cash bonus (Monetary compensation)/Plan II | | | | | |
|---|---|---|---|---|---|
| Target index | | Weight | | Actual performance[5] | Performance evaluation coefficient |
| SMBC Banking profit[1] | Annual growth/ Target achievement | 50% | | 61.3% | |
| SMBC Net income (Pre-Tax)[2] | Annual growth/ Target achievement | 25% | ▶ | 30.9% | |
| SMFG Net income[3] | Annual growth/ Target achievement | 25% | | 27.9% | 121%[6] |
| ESG evaluation | | Weight | | Evaluation results | |
| Achievement of KPIs[4] | | ±10% | | +1.5% | |
| Results of major ESG ratings | | | | | |

[1] Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
[2] Income before income taxes at Sumitomo Mitsui Banking Corporation
[3] The Company's consolidated profit attributable to owners of parent
[4] Achievement of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions
[5] Level of performance against each target index multiplied by evaluation weight
[6] The final performance evaluation coefficient is determined by summing the actual performance and the evaluation results and rounding down to the nearest whole number.

The Compensation Committee determines performance evaluation coefficient based on the actual performances of each target index and ESG evaluation for fiscal 2022, which then will be multiplied by the sum of the standard bonus amount by corporate titles to determine bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives shall be determined in accordance with the remuneration determination process set forth in the Policy, considering short-term and medium-/long-term of the individual performance of duties of each Executives.

2. Medium-term performance-linked compensation
1) Reason of the selection

The Company pays medium-term performance-linked compensation in the form of " Plan I."

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, "TSR (Total Shareholder Return)" is adopted as share performance index in addition to four financial performance indices of "ROCET 1," "Base expense," "Gross profit" and "Net income."

In addition to the aforementioned quantitative indices, the four qualitative areas of evaluation, namely, "Customer satisfaction," "ESG initiative," "Employee engagement" and "Efforts to develop new business areas" shall be comprehensively assessed at the Compensation Committee, and reflected on the evaluation.

2) Actual Performance

The actual result of the target index for the medium-term performance-linked compensation is as follows.

| Plan I | | | | | |
|---|---|---|---|---|---|
| Target index[*1] | | Weight | | Actual performance | Evaluation |
| Financial performance | ROCET1[*2] | 20% | | 22.0% | |
| | Base expense[*3] | 20% | | 25.0% | |
| | Gross profit[*4] | 20% | | 26.4% | |
| | Net income[*5] | 20% | | 23.8% | |
| Share performance | TSR (Total shareholder return)[*6] | 20% | ▶ | 18.0% | 115%[*8] |
| Qualitative evaluation | Customer satisfaction, ESG initiative, Employee engagement, and Efforts to develop new business areas | ±10% | | ±0%[*7] | |

*1 (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Plan I" for the respective fiscal year becomes null and void.
*2 Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*3 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*4 The Company's consolidated gross profit
*5 The Company's consolidated profit attributable to owners of parent
*6 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.
*7 Although "ESG initiative" and "Efforts to develop new business areas" progressed steadily, the Company took very seriously the market manipulation case at SMBC Nikko Securities Inc. and the violation of regulations on the firewall between banking and securities operations, and determined the evaluation as maximum 0%, plus or minus.
*8 The final performance evaluation is determined by summing the actual performance and rounding down to the nearest whole number.

The Compensation Committee determines evaluation based on the target index during the term of the Group's Medium-Term Management Plan, and then determines amounts of the medium/long-term performance-linked remuneration for individual Executives, based on the remuneration amounts multiplied by the standard amount by corporate titles, in accordance with the remuneration determination process set forth in the Policy.

**Reason of the decision by the Compensation Committee that individual remuneration, etc. for corporate executive officers and other executives are in line with the Policy**

The Company decided at its Compensation Committee "Executive compensation policy" and the executive compensation programme including the compensation programme as prescribed under the Policy, and individual remuneration for corporate executive officers and other executives are decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives were in line with the Policy, based on the results of the third-party surveys on the Executive's compensation, and the multilateral review and examination on various factors such as whether the executive compensation programme is working as appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

**(3) Liability Limitation Agreement**

| Name | | | Summary of Liability Limitation Agreement |
|---|---|---|---|
| Masayuki Matsumoto | Arthur M. Mitchell | Shozo Yamazaki | In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the "Act"), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either 10 million yen or the minimum amount provided for in Article 427, Paragraph 1 of the Act. |
| Masaharu Kohno | Yoshinobu Tsutsui | Katsuyoshi Shinbo | |
| Eriko Sakurai | | | |

**(4) Indemnity Agreement**

a. Indemnity agreements with incumbent directors and corporate executive officers

| Directors and Corporate Executive Officer's Name | | | Summary of Indemnity Agreement |
|---|---|---|---|
| Takeshi Kunibe | Jun Ohta | Makoto Takashima | The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired. |
| Toru Nakashima | Teiko Kudo | Atsuhiko Inoue | |
| Toshihiro Isshiki | Yasuyuki Kawasaki | Masayuki Matsumoto | (1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph. |
| Arthur M. Mitchell | Shozo Yamazaki | Masaharu Kohno | |
| Yoshinobu Tsutsui | Katsuyoshi Shinbo | Eriko Sakurai | |
| Masahiko Oshima | Toshikazu Yaku | Katsunori Tanizaki | (2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid. |
| Tetsuro Imaeda | Masamichi Koike | Akihiro Fukutome | |
| Muneo Kanamaru | Takashi Yamashita | Jun Uchikawa | |
| Yoshihiro Hyakutome | Takeshi Mikami | | |

b. Matters concerning the fulfillment of the indemnity agreement, etc.
   Not applicable.

**(5) Matters Concerning Directors and Officers Liability Insurance Contract**

| Scope of the Insured | Summary of the Directors and Officers Liability Insurance Contract |
|---|---|
| Directors, Corporate Executive Officers and Executive Officers of the Company | The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired. |
| Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company:<br>Sumitomo Mitsui Banking Corporation,<br>SMBC Trust Bank Ltd.,<br>SMBC Nikko Securities Inc.,<br>Sumitomo Mitsui Card Company, Limited,<br>SMBC Finance Service Co., Ltd. and<br>The Japan Research Institute, Limited | |

## 3. Matters regarding Outside Directors

### (1) Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2023)

| Name | Concurrent positions and other details |
|---|---|
| Masayuki Matsumoto | Special Advisor of Central Japan Railway Company |
| Arthur M. Mitchell | Director of KOMATSU LTD. (outside) |
| Masaharu Kohno | Director of DOUTOR・NICHIRES Holdings Co., Ltd. (outside) |
| Yoshinobu Tsutsui | Chairman of NIPPON LIFE INSURANCE COMPANY<br>Director of Imperial Hotel, Ltd. (outside)<br>Director of West Japan Railway Company (outside)<br>Director of Panasonic Holdings Corporation (outside) |
| Katsuyoshi Shinbo | Director of YAKULT HONSHA Co., Ltd. (outside)<br>Corporate Auditor of Mitsui Chemicals, Inc. (outside) |
| Eriko Sakurai | Director of Astellas Pharma Inc. (outside)<br>Director of Kao Corporation (outside) |

(Note) There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.

**(2) Major Activities of Outside Directors**

| Name | Term of Office | Attendance of the Board of Directors meeting, etc. | | Opinions issued at the Board of Directors meeting, etc. and other activities |
|---|---|---|---|---|
| Masayuki Matsumoto | 5 years and 9 months | Board of Directors meetings<br>Nominating Committee meetings<br>Audit Committee meetings | 13/13<br>5/5<br><br>16/16 | On the basis of his expertise and experience in the area of corporate management and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Audit Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee. |
| Arthur M. Mitchell | 7 years and 9 months | Board of Directors meetings<br>Nominating Committee meetings<br>Compensation Committee meetings | 13/13<br>5/5<br><br>7/7 | On the basis of his expertise and experience in the areas of corporate management, financial business and international legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee. |
| Shozo Yamazaki | 5 years and 9 months | Board of Directors meetings<br>Audit Committee meetings<br>Risk Committee meetings | 13/13<br>16/16<br>4/4 | On the basis of his expertise and experience in the area of financial accounting and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee. |
| Masaharu Kohno | 7 years and 9 months | Board of Directors meetings<br>Nominating Committee meetings<br>Risk Committee meetings<br>Sustainability Committee meetings | 13/13<br>3/5<br><br>4/4<br>2/2 | On the basis of his expertise and experience in the area of diplomacy, risk management and sustainability promotion, he participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Nominating Committee, the Risk Committee, and the Sustainability Committee. |
| Yoshinobu Tsutsui | 5 years and 9 months | Board of Directors meetings<br>Nominating Committee meetings<br>Compensation Committee meetings | 13/13<br>5/5<br><br>7/7 | On the basis of his expertise and experience in the areas of corporate management and financial business, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Nominating Committee as Chairman, while expressing proper suggestions and useful opinions at the Compensation Committee. |
| Katsuyoshi Shinbo | 5 years and 9 months | Board of Directors meetings<br>Audit Committee meetings<br>Compensation Committee meetings | 13/13<br>16/16<br>7/7 | On the basis of his expertise and experience in the legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Compensation Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee. |

| Name | Term of Office | Attendance of the Board of Directors meeting, etc. | | Opinions issued at the Board of Directors meeting, etc. and other activities |
|---|---|---|---|---|
| Eriko Sakurai | 7 years and 9 months | Board of Directors meetings<br>Nominating Committee meetings<br>Compensation Committee meetings<br>Sustainability Committee meetings | 13/13<br>5/5<br>7/7<br>2/2 | On the basis of her expertise and experience in the global corporate management and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, and she leads the Sustainability Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee. |

(Notes) 1. Periods of service of the Directors above of less than one month have been rounded down.

2. Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai have been appointed as Outside Directors of the Company. The Company and SMBC Nikko, a subsidiary of the Company, received administrative actions under the Financial Instruments and Exchange Act from the Financial Services Agency of Japan ("FSA") in October 2022 concerning violations by former executive officers and employees of SMBC Nikko of Article 159, Paragraph 3 of the Financial Instruments and Exchange Act (illegal stabilization transactions). Moreover, in connection with the same incidents, SMBC Nikko was convicted by the Tokyo District Court in February 2023, and the conviction became final. In addition, in October 2022, SMBC Nikko received administrative actions from FSA under the Financial Instruments and Exchange Act in connection with exchanging non-public information between executives officers and employees of SMBC Nikko and with those of SMBC, a subsidiary of the Company, and the Company and SMBC were ordered by FSA to submit reports under the Financial Instruments and Exchange Act and the Banking Act of Japan in relation to the same incidents. Although Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai were unaware of the incidents, they have constantly stated the importance of legal compliance, ensuring appropriateness of business operations, and risk management, and have made recommendations for thorough implementation of such compliance at meetings of the Board of Directors and other committees. Also, after the incidents came to light, through deliberations at meetings of the Board of Directors and other committees, they are promoting efforts to formulate and implement effective measures to prevent recurrence, to further strengthen the Group's legal compliance and internal control systems, and to foster a sound corporate culture.

## (3)　Compensation, etc. for Outside Directors

Unit: millions of yen

| | Persons paid | Compensation, etc. paid by the Company | Compensation, etc. paid by parent company, etc. of the Company |
|---|---|---|---|
| Total amount of compensation, etc. | 7 | 141 | - |

(Notes) 1. Amounts less than one million yen have been rounded down.

2. No expenses have been incurred in connection with the payment of bonuses to Outside Directors.

# 4. Matters regarding Shares of the Company

## (1) Number of Shares

|  | (Number of shares) |
|---|---|
| Total number of shares authorized to be issued | |
| Common stock | 3,000,000,000 |
| Preferred stock (Type 5) | 167,000 |
| Preferred stock (Type 7) | 167,000 |
| Preferred stock (Type 8) | 115,000 |
| Preferred stock (Type 9) | 115,000 |
| | |
| Total number of shares issued | |
| Common stock | 1,374,691,194 |

## (2) Number of Shareholders as of March 31, 2023

|  | (Number of shareholders) |
|---|---|
| Common stock | 481,036 |

## (3) Major Shareholders

Common Stock

| Name of shareholder | Number of shares held and percentage of shares held | |
|---|---|---|
| | Number of shares held (100 shares) | Percentage of shares held (%) |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 2,280,074 | 16.95 |
| Custody Bank of Japan, Ltd. (Trust Account) | 849,826 | 6.32 |
| STATE STREET BANK WEST CLIENT – TREATY 505234 | 235,229 | 1.74 |
| JPMorgan Securities Japan Co., Ltd. | 234,819 | 1.74 |
| NATSCUMCO | 227,649 | 1.69 |
| SSBTC CLIENT OMNIBUS ACCOUNT | 209,859 | 1.56 |
| Barclays Securities Japan Limited | 184,550 | 1.37 |
| JAPAN SECURITIES FINANCE CO., LTD. | 146,209 | 1.08 |
| Goldman Sachs Japan Co., Ltd. BNYM | 136,693 | 1.01 |
| JP MORGAN CHASE BANK 385781 | 127,597 | 0.94 |

(Notes) 1. Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).

2. Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

**(4)    Shares delivered to Executives**

|  | Number of Executives who received the delivered shares | Type and number of shares |
|---|---|---|
| Directors (excluding Outside Directors) and Corporate Executive Officers | 15 | Common Stock        23,261 |
| Outside Directors | 0 | Common Stock        0 |

## 5. Matters regarding the Accounting Auditor

### (1) Accounting Auditor

| Name | Compensation, etc. for the fiscal year | Other |
|---|---|---|
| KPMG AZSA LLC<br><br>Toshihiro Otsuka<br>Designated Limited Liability Partner<br><br>Kazuhide Niki<br>Designated Limited Liability Partner<br><br>Bumbee Nishi<br>Designated Limited Liability Partner | Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,961 million yen<br><br>Of the above, compensation, etc. as Accounting Auditor: 320 million yen | 1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor.<br>2. The Company paid the Accounting Auditor for general training for employees of internal audit departments, which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act. |

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, "Of the above, compensation, etc. as Accounting Auditor" above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.
3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,457 million yen. This total includes fund auditing compensation.

### (2) Liability Limitation Agreement

Not applicable.

### (3) Indemnity Agreement

Not applicable.

### (4) Other Matters regarding the Accounting Auditor

a. Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor
The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

b. Audit for the Company's Subsidiaries
From among the Company's significant subsidiaries, SMBC Bank International plc, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company's (or by person(s) with equivalent qualifications in foreign countries).

## 6. Matters regarding Specified Wholly Owned Subsidiary

| Company Name | Address | Total book value (millions of yen) | Total assets of the Company (millions of yen) |
|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan | 4,613,790 | 17,046,916 |

(Note) Amounts less than one million yen have been rounded down.

## 7. Others

**Policy Regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to paragraph 1, Article 459 of the Companies Act**

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, paragraph 1 of Article 459 of the Companies Act. For acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

# Consolidated Balance Sheet

(As of March 31, 2023)

Unit: millions of yen

| Account | Amount | Account | Amount |
|---|---:|---|---:|
| **(Assets)** | | **(Liabilities)** | |
| **Cash and due from banks** | 75,913,960 | **Deposits** | 158,770,253 |
| **Call loans and bills bought** | 5,684,812 | **Negotiable certificates of deposit** | 13,025,555 |
| **Receivables under resale agreements** | 5,785,945 | **Call money and bills sold** | 2,569,055 |
| **Receivables under securities borrowing transactions** | 5,576,612 | **Payables under repurchase agreements** | 16,772,716 |
| **Monetary claims bought** | 5,558,287 | **Payables under securities lending transactions** | 1,521,271 |
| **Trading assets** | 8,751,204 | **Commercial paper** | 2,349,956 |
| **Money held in trust** | 12,957 | **Trading liabilities** | 8,066,745 |
| **Securities** | 33,213,165 | **Borrowed money** | 13,674,830 |
| **Loans and bills discounted** | 98,404,137 | **Foreign exchanges** | 1,465,847 |
| **Foreign exchanges** | 1,942,764 | **Short-term bonds** | 424,000 |
| **Lease receivables and investment assets** | 226,302 | **Bonds** | 10,365,003 |
| **Other assets** | 13,243,899 | **Due to trust account** | 2,413,464 |
| **Tangible fixed assets** | 1,494,527 | **Other liabilities** | 11,923,748 |
| Assets for rent | 519,308 | **Reserve for employee bonuses** | 96,254 |
| Buildings | 323,411 | **Reserve for executive bonuses** | 3,307 |
| Land | 412,045 | **Net defined benefit liability** | 35,449 |
| Lease assets | 23,317 | **Reserve for executive retirement benefits** | 1,133 |
| Construction in progress | 30,983 | **Reserve for point service program** | 28,659 |
| Other tangible fixed assets | 185,460 | **Reserve for reimbursement of deposits** | 10,845 |
| **Intangible fixed assets** | 897,848 | **Reserve for losses on interest repayment** | 128,378 |
| Software | 521,545 | **Reserves under the special laws** | 3,902 |
| Goodwill | 277,311 | **Deferred tax liabilities** | 265,354 |
| Lease assets | 451 | **Deferred tax liabilities for land revaluation** | 27,952 |
| Other intangible fixed assets | 98,539 | **Acceptances and guarantees** | 13,693,771 |
| **Net defined benefit asset** | 704,654 | **Total liabilities** | 257,637,458 |
| **Deferred tax assets** | 74,084 | **(Net assets)** | |
| **Customers' liabilities for acceptances and guarantees** | 13,693,771 | **Capital stock** | 2,342,537 |
| **Reserve for possible loan losses** | (750,369) | **Capital surplus** | 694,052 |
| | | **Retained earnings** | 7,423,600 |
| | | **Treasury stock** | (151,798) |
| | | **Total stockholders' equity** | 10,308,391 |
| | | **Net unrealized gains (losses) on other securities** | 1,373,521 |
| | | **Net deferred gains (losses) on hedges** | (13,293) |
| | | **Land revaluation excess** | 35,005 |
| | | **Foreign currency translation adjustments** | 843,614 |
| | | **Accumulated remeasurements of defined benefit plans** | 133,226 |
| | | **Total accumulated other comprehensive income** | 2,372,074 |
| | | **Stock acquisition rights** | 1,145 |
| | | **Non-controlling interests** | 109,495 |
| | | **Total net assets** | 12,791,106 |
| **Total assets** | 270,428,564 | **Total liabilities and net assets** | 270,428,564 |

# Consolidated Statement of Income

(From April 1, 2022 to March 31, 2023)

Unit: millions of yen

| Account | Amount | |
|---|---:|---:|
| **Ordinary income** | | 6,142,155 |
| **Interest income** | 3,779,715 | |
| Interest on loans and discounts | 2,465,859 | |
| Interest and dividends on securities | 437,385 | |
| Interest on call loans and bills bought | 76,714 | |
| Interest on receivables under resale agreements | 20,232 | |
| Interest on receivables under securities borrowing transactions | 34,078 | |
| Interest on deposits with banks | 304,299 | |
| Interest on lease transactions | 8,676 | |
| Interest on deferred payment | 22,409 | |
| Other interest income | 410,058 | |
| **Trust fees** | 6,752 | |
| **Fees and commissions** | 1,441,313 | |
| **Trading income** | 120,727 | |
| **Other operating income** | 477,892 | |
| Lease-related income | 39,721 | |
| Other | 438,170 | |
| **Other income** | 315,754 | |
| Recoveries of written-off claims | 16,923 | |
| Other | 298,830 | |
| **Ordinary expenses** | | 4,981,224 |
| **Interest expenses** | 2,061,922 | |
| Interest on deposits | 796,781 | |
| Interest on negotiable certificates of deposit | 259,422 | |
| Interest on call money and bills sold | 18,057 | |
| Interest on payables under repurchase agreements | 275,765 | |
| Interest on payables under securities lending transactions | 3,165 | |
| Interest on commercial paper | 45,081 | |
| Interest on borrowed money | 86,175 | |
| Interest on short-term bonds | 30 | |
| Interest on bonds | 256,862 | |
| Other interest expenses | 320,579 | |
| **Fees and commissions payments** | 222,321 | |
| **Other operating expenses** | 371,925 | |
| Lease-related expenses | 31,314 | |
| Other | 340,610 | |
| **General and administrative expenses** | 1,949,245 | |
| **Other expenses** | 375,809 | |
| Provision for reserve for possible loan losses | 88,272 | |
| Other | 287,537 | |
| **Ordinary profit** | | 1,160,930 |
| **Extraordinary gains** | | 3,110 |
| Gains on disposal of fixed assets | 3,110 | |
| Reversal of reserve for eventual future operating losses from financial instruments transactions | 0 | |
| **Extraordinary losses** | | 65,569 |
| Losses on disposal of fixed assets | 6,523 | |
| Losses on impairment of fixed assets | 59,045 | |
| **Income before income taxes** | | 1,098,472 |
| Income taxes-current | 222,522 | |
| Income taxes-deferred | 59,625 | |
| **Income taxes** | | 282,148 |
| **Profit** | | 816,324 |
| **Profit attributable to non-controlling interests** | | 10,481 |
| **Profit attributable to owners of parent** | | 805,842 |

# Consolidated Statement of Changes in Net Assets

(From April 1, 2022 to March 31, 2023)

Unit: millions of yen

| | Stockholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital stock | Capital surplus | Retained earnings | Treasury stock | Total stockholders' equity |
| **Balance at April 1, 2022** | 2,341,878 | 693,664 | 6,916,468 | (13,402) | 9,938,608 |
| **Changes in the fiscal year** | | | | | |
| Issuance of new stock | 658 | 658 | | | 1,317 |
| Cash dividends | | | (301,626) | | (301,626) |
| Profit attributable to owners of parent | | | 805,842 | | 805,842 |
| Purchase of treasury stock | | | | (138,839) | (138,839) |
| Disposal of treasury stock | | (111) | | 443 | 332 |
| Changes in shareholders' interest due to transaction with non-controlling interests | | (270) | | | (270) |
| Increase due to decrease in affiliates accounted for by the equity method | | | 1,712 | | 1,712 |
| Reversal of land revaluation excess | | | 1,314 | | 1,314 |
| Transfer from retained earnings to capital surplus | | 111 | (111) | | — |
| Net changes in items other than stockholders' equity in the fiscal year | | | | | |
| **Net changes in the fiscal year** | 658 | 388 | 507,131 | (138,396) | 369,782 |
| **Balance at March 31, 2023** | 2,342,537 | 694,052 | 7,423,600 | (151,798) | 10,308,391 |

| | Accumulated other comprehensive income | | | | | | Stock acquisition rights | Non-controlling interests | Total net assets |
|---|---|---|---|---|---|---|---|---|---|
| | Net unrealized gains (losses) on other securities | Net deferred gains (losses) on hedges | Land revaluation excess | Foreign currency translation adjustments | Accumulated remeasure-ments of defined benefit plans | Total accumulated other comprehen-sive income | | | |
| **Balance at April 1, 2022** | 1,632,080 | (80,061) | 36,320 | 450,143 | 121,123 | 2,159,606 | 1,475 | 97,641 | 12,197,331 |
| **Changes in the fiscal year** | | | | | | | | | |
| Issuance of new stock | | | | | | | | | 1,317 |
| Cash dividends | | | | | | | | | (301,626) |
| Profit attributable to owners of parent | | | | | | | | | 805,842 |
| Purchase of treasury stock | | | | | | | | | (138,839) |
| Disposal of treasury stock | | | | | | | | | 332 |
| Changes in shareholders' interest due to transaction with non-controlling interests | | | | | | | | | (270) |
| Increase due to decrease in affiliates accounted for by the equity method | | | | | | | | | 1,712 |
| Reversal of land revaluation excess | | | | | | | | | 1,314 |
| Transfer from retained earnings to capital surplus | | | | | | | | | — |
| Net changes in items other than stockholders' equity in the fiscal year | (258,559) | 66,768 | (1,314) | 393,471 | 12,102 | 212,467 | (329) | 11,854 | 223,991 |
| **Net changes in the fiscal year** | (258,559) | 66,768 | (1,314) | 393,471 | 12,102 | 212,467 | (329) | 11,854 | 593,774 |
| **Balance at March 31, 2023** | 1,373,521 | (13,293) | 35,005 | 843,614 | 133,226 | 2,372,074 | 1,145 | 109,495 | 12,791,106 |

# Non-Consolidated Balance Sheet

(As of March 31, 2023)

Unit: millions of yen

| Account | Amount | Account | Amount |
|---|---:|---|---:|
| **(Assets)** | | **(Liabilities)** | |
| **Current assets** | 1,055,099 | **Current liabilities** | 2,135,524 |
| Cash and due from banks | 246,977 | Short-term borrowings | 1,487,650 |
| Prepaid expenses | 863 | Accounts payable | 976 |
| Accrued income | 63,130 | Accrued expenses | 61,340 |
| Accrued income tax refunds | 91,048 | Income taxes payable | 25 |
| Current portion of long-term loans receivable from subsidiaries and affiliates | 576,988 | Business office taxes payable | 50 |
| Other current assets | 76,091 | Reserve for employee bonuses | 873 |
| | | Reserve for executive bonuses | 553 |
| | | Current portion of bonds payable | 564,969 |
| | | Current portion of long-term borrowings | 12,018 |
| **Fixed assets** | 15,991,817 | Other current liabilities | 7,066 |
| **Tangible fixed assets** | 70,083 | **Fixed liabilities** | 8,851,226 |
| Buildings | 37,868 | Bonds | 8,497,979 |
| Land | 31,454 | Long-term borrowings | 353,246 |
| Equipment | 659 | **Total liabilities** | 10,986,751 |
| Construction in progress | 100 | **(Net assets)** | |
| **Intangible fixed assets** | 8,913 | **Stockholders' equity** | 6,065,921 |
| Software | 8,913 | **Capital stock** | 2,342,537 |
| **Investments and other assets** | 15,912,821 | **Capital surplus** | 1,564,013 |
| Investment securities | 70,891 | Capital reserve | 1,564,013 |
| Investments in subsidiaries and affiliates | 6,615,287 | **Retained earnings** | 2,311,169 |
| Long-term loans receivable from subsidiaries and affiliates | 9,219,660 | Other retained earnings | 2,311,169 |
| Long-term prepaid expenses | 148 | Voluntary reserve | 30,420 |
| Deferred tax assets | 3,014 | Retained earnings brought forward | 2,280,749 |
| Other | 3,819 | **Treasury stock** | (151,798) |
| | | **Valuation and translation adjustments** | (6,901) |
| | | Net unrealized gains (losses) on other securities | (6,901) |
| | | **Stock acquisition rights** | 1,145 |
| | | **Total net assets** | 6,060,165 |
| **Total assets** | 17,046,916 | **Total liabilities and net assets** | 17,046,916 |

# Non-Consolidated Statement of Income

(From April 1, 2022 to March 31, 2023)

Unit: millions of yen

| Account | Amount | |
|---|---:|---:|
| **Operating income** | | 701,653 |
| Dividends on investments in subsidiaries and affiliates | 453,801 | |
| Fees and commissions received from subsidiaries and affiliates | 12,467 | |
| Interest on loans receivable from subsidiaries and affiliates | 235,384 | |
| **Operating expenses** | | 270,346 |
| General and administrative expenses | 41,118 | |
| Interest on bonds | 217,294 | |
| Interest on long-term borrowings | 11,933 | |
| **Operating profit** | | 431,307 |
| **Non-operating income** | | 1,022 |
| Interest income on deposits | 7 | |
| Dividends income | 810 | |
| Fees and commissions income | 1 | |
| Other non-operating income | 203 | |
| **Non-operating expenses** | | 12,348 |
| Interest on short-term borrowings | 5,479 | |
| Fees and commissions payments | 40 | |
| Amortization of bond issuance cost | 5,087 | |
| Other non-operating expenses | 1,741 | |
| **Ordinary profit** | | 419,980 |
| **Extraordinary losses** | | 27,776 |
| Losses on valuation of investment securities | 681 | |
| Losses on valuation of stocks of subsidiaries and affiliates | 26,996 | |
| Losses on sale of stocks of subsidiaries and affiliates | 99 | |
| **Income before income taxes** | | 392,203 |
| Income taxes-current | (8,076) | |
| Income taxes-deferred | (100) | |
| **Total income taxes** | | (8,176) |
| **Net income** | | 400,380 |

# Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2022 to March 31, 2023)

Unit: millions of yen

| | Stockholders' equity | | | |
|---|---|---|---|---|
| | Capital stock | Capital surplus | | |
| | | Capital reserve | Other capital surplus | Total capital surplus |
| **Balance at April 1, 2022** | 2,341,878 | 1,563,355 | — | 1,563,355 |
| **Changes in the fiscal year** | | | | |
| Issuance of new stock | 658 | 658 | | 658 |
| Cash dividends | | | | |
| Net income | | | | |
| Purchase of treasury stock | | | | |
| Disposal of treasury stock | | | (111) | (111) |
| Transfer from retained earnings to capital surplus | | | 111 | 111 |
| Net changes in items other than stockholders' equity in the fiscal year | | | | |
| **Net changes in the fiscal year** | 658 | 658 | — | 658 |
| **Balance at March 31, 2023** | 2,342,537 | 1,564,013 | — | 1,564,013 |

| | Stockholders' equity | | | | | Valuation and translation adjustments | Stock acquisition rights | Total net assets |
|---|---|---|---|---|---|---|---|---|
| | Retained earnings | | | Treasury stock | Total stockholders' equity | Net unrealized gains (losses) on other securities | | |
| | Other retained earnings | | Total retained earnings | | | | | |
| | Voluntary reserve | Retained earnings brought forward | | | | | | |
| **Balance at April 1, 2022** | 30,420 | 2,182,107 | 2,212,527 | (13,402) | 6,104,357 | — | 1,475 | 6,105,832 |
| **Changes in the fiscal year** | | | | | | | | |
| Issuance of new stock | | | | | 1,317 | | | 1,317 |
| Cash dividends | | (301,626) | (301,626) | | (301,626) | | | (301,626) |
| Net income | | 400,380 | 400,380 | | 400,380 | | | 400,380 |
| Purchase of treasury stock | | | | (138,839) | (138,839) | | | (138,839) |
| Disposal of treasury stock | | | | 443 | 332 | | | 332 |
| Transfer from retained earnings to capital surplus | | (111) | (111) | | — | | | — |
| Net changes in items other than stockholders' equity in the fiscal year | | | | | | (6,901) | (329) | (7,231) |
| **Net changes in the fiscal year** | — | 98,642 | 98,642 | (138,396) | (38,435) | (6,901) | (329) | (45,667) |
| **Balance at March 31, 2023** | 30,420 | 2,280,749 | 2,311,169 | (151,798) | 6,065,921 | (6,901) | 1,145 | 6,060,165 |

[This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan provided for the convenience of the reader.]

# Independent Auditor's Report

May 10, 2023

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Toshihiro Otsuka
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

**Opinion**

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, a summary of significant accounting policies and other explanatory information of Sumitomo Mitsui Financial Group, Inc. ("the Company") and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2023 and for the year from April 1, 2022 to March 31, 2023 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

**Basis for the Opinion**

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Other Information**

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee are responsible for overseeing the directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

**Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the directors and the corporate executive officers' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.
•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•   Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•   Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•   Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

**Interest required to be disclosed by the Certified Public Accountants Act of Japan**

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan provided for the convenience of the reader.]

# Independent Auditor's Report

May 10, 2023

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Toshihiro Otsuka
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

**Opinion**

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the accompanying supplementary schedules (“the financial statements and the accompanying supplementary schedules”) of Sumitomo Mitsui Financial Group, Inc. (“the Company”) as at March 31, 2023 and for the year from April 1, 2022 to March 31, 2023 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor’s Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Other Information**

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee are responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

**Responsibilities of Management and The Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules**

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the directors' performance of their duties with regard to the design, implementation and maintenance of the Company's financial reporting process.

**Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules**

Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company's internal control.
• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
• Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
• Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

**Interest required to be disclosed by the Certified Public Accountants Act of Japan**

We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee's report Originally Issued in the Japanese Language]

# Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 21st fiscal year from April 1, 2022 to March 31, 2023, and hereby reports the method and the results of the audit as follows:

1. Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1) In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company's internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2) The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the "System for ensuring appropriate execution of the duties of the Accounting Auditor" (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the "Quality Control Standards for Auditing" (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2. Audit Results
   (1) Audit Results on the Business Report, etc.
       1) In our opinion, the business report and the supplementary schedules fairly represent the Company's condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.
       2) We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.
       3) In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting. As described in Business Report, the Company and SMBC Nikko, a subsidiary of the Company, received administrative actions under the Financial Instruments and Exchange Act from FSA in October 2022 concerning violations by former executive officers and employees of SMBC Nikko of Article 159, Paragraph 3 of the Financial Instruments and Exchange Act. We will continue to closely monitor the status of the Group's efforts to fundamentally strengthen its business management system, internal control system, and customer information management system, as well as to foster a sound corporate culture and compliance awareness.
   (2) Results of Audit of the Consolidated Financial statements
       In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
   (3) Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules
       In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 11, 2023

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

| | |
|---|---|
| Audit Committee Member | Masayuki Matsumoto (Seal) |
| Audit Committee Member | Shozo Yamazaki (Seal) |
| Audit Committee Member | Katsuyoshi Shinbo (Seal) |
| Audit Committee Member | Atsuhiko Inoue (Seal) |
| Audit Committee Member | Toshihiro Isshiki (Seal) |

(Note) Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.